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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   1    )*
                                          --------

                          ACCESS ANYTIME BANCORP, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK.  $.01 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  00431F 10 5
           --------------------------------------------------------
                                 (CUSIP Number)

                               NORMAN R. CORZINE
                                P.O. BOX 16005
                    ALBUQUERQUE, NM 87191   (505) 891-1500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               OCTOBER 30, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP No. 00431F 10 5                              Page  1  of  3  Pages
          ------------                                  ---    ---
----------------------------                       ----------------------------
-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

       NORMAN R. CORZINE
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
       00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

       UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 77,110
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    9,950
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    77,110
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    9,950
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       87,060
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
       / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       7.0% (based on the number of shares outstanding and options granted as of October 30, 1997:  1,243,076 shares)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

No Change

ITEM 2.  IDENTITY AND BACKGROUND

No Change

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 30, 1997, options relating to 20,000 shares of Issuer's common stock were granted by the Board to the Reporting person. This is the event resulting in the filing of this amendment.

Another 30,000 shares are beneficially owned via options previously granted and which are currently exercisable. No funds have been used to acquire such options.

The other 37,060 shares were previously purchased by the Reporting Person through the Issuer's public offering and over-the-counter.

This report does not include the effect of a 2% stock dividend declared by the Board to all shareholders of record as of October 31, 1997, payable December 1, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

No Change

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) A grant of options for 20,000 shares of common stock was made by the Issuer's Board of Directors to the Reporting Person on October 30, 1997. A Grant of options for 25,000 shares of common stock was made by the Issuer's Board of Directors to the Reporting Person on May 30, 1997. The 45,000 shares granted were made under the 1997 Stock Option and Incentive Plan. A grant of options for 5,000 shares of common stock was made by the issuer's Board of Directors to the Reporting Person on June 26, 1996 under a prior Stock Option Plan. The 50,000 options are currently exercisable, but none have been exercised. The options are held solely by the Reporting Person, and are so reported herein.

    Please refer to Items 7, 8, 9, 10 and 13 on the cover for the aggregate number of shares beneficially owned and percentage of the class held. Please refer to the above paragraph for the number of shares which the Reporting Person has the right to acquire.

(b) The Reporting Person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 9,950 shares which are held solely by his wife Dr. J. Corzine, whose mailing address is P.O. Box 16005, Albuquerque, New Mexico, principal occupation is university professor, and citizenship is USA.

(c) during the past sixty (60) days, there have been no transactions in shares of Common Stock by the Reporting Person or a member of his family making purchases of such shares. The receipt of options during the past sixty (60) days, is disclosed in Item 5(a) above.

(d) N/A
(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

SIGNATURE


   AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


10-30-97                            /s/ NORMAN R. CORZINE
--------------------                ------------------------------------
DATE                                NORMAN R. CORZINE